December 28, 2005
Securities and Exchange Commission
Washington, D.C. 20549-7010
Subject: Response to Correspondence Dated November 14, 2005
                    Meadow Valley Corporation
                    Form 10-K for the fiscal year ended December 31, 2004
                    Filed March 31, 2005
                    File No. 0-25428
Dear Ms. Do:
     In response to your letter to us dated November 14, 2005 and based on our teleconference held on December 12, 2005, we are offering additional responses to the Staff’s comments using the same paragraph numbers contained in the Staff’s letter to us dated November 14, 2005. Our addendums to our prior responses are as follows:
Form 10-K for the year ended December 31, 2004
12. Income Taxes, page 37
1. Resolved
2. Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” Paragraph No. 21 reads as follows: “Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback, carryforward period available under the tax law...”
     The four sources of taxable income discussed under paragraph 21 are as follows:
a.	Future reversals of existing taxable temporary differences

b.	Future taxable income exclusive of reversing temporary differences and carryforwards

c.	Taxable income in prior carryback year(s) if carryback is permitted under the tax law

d.	Tax-planning strategies (paragraph 22) that would, if necessary, be implemented to, for example
1.	Accelerate taxable amounts to utilize expiring carryforwards

2.	Change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss

3.	Switch from tax-exempt to taxable investments.
P.O. Box 60726 Phoenix, Arizona 85082-0726	Telephone: 602-437-5400 Fax: 602-437-1681

Securities and Exchange Commission
December 28, 2005

     We believe we evaluated all positive and negative evidence when we determined the need for a valuation allowance. When evaluating the first source of taxable income, pursuant to Paragraph 21a of SFAS 109 reversing future taxable temporary differences, we agree that this single source would be able to reverse the entire deferred tax asset. If we were in a vacuum we would not need an allowance. However, as prudent and responsible managers and pursuant to paragraphs 23 and 24 of FSAS 109 we are required to look at all the other relevant information available to us at the time, which included continuing losses from operations.
     When evaluating the second source of taxable income, future taxable income exclusive of reversing temporary differences, we included in our outlook the fact that we were in the process of spinning off a segment of our business, the construction materials segment (Ready Mix, Inc.). This would leave the parent company, Meadow Valley Corporation, a holding company, and Meadow Valley Contractors, Inc., an operating company, as the only two entities consolidated for tax purposes. Looking back over the past five years we would have had significant tax losses if we would not have had the construction materials segment. The primary reason for the losses in the construction service segment over the past two years was primarily due to a project in Utah, which we refer to as the Gooseberry project. This is discussed in our 2003 and 2004 Form 10-K “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 13 and 14 of each form 10-K. As discussed, we had recognized approximately $2.5 million and $5.2 million in losses during 2003 and 2004, respectively from this project. We believed at the end of each year that we had recognized all future losses anticipated on the project. However, we could offer no assurance that there would not be any additional future losses. Although we believed that the construction service segment would turn the corner back to profitability during 2005 we could not, as prudent managers, ignore the history we had most recently experienced with Gooseberry. Based on this operating loss history and spin off information, we could have created an allowance for the entire portion of the NOL as of December 31, 2005.
     The third source of taxable income or utilization of NOL would be to carry the NOL backwards to previous years which had taxable income and utilize the NOL. This source had already been utilized in previous years and therefore was no longer applicable.
     The last source of taxable income would then be tax planning strategies. We reviewed several tax planning strategies, including the possibility of accelerating taxable amounts associated with our construction work in progress, but determined that it may not withstand the test of audit review and therefore did not want to implement such a strategy.
     After full consideration of all positive and negative evidence we felt that an allowance against the deferred tax asset was required. More importantly, we believe the value of the net NOL carryforward asset is accurately represented as of December 31, 2004 and 2003.
     This is based upon our overall review of SFAS 109 and its requirement pursuant to paragraph 25 that states “An enterprise must use judgment in considering the relative impact of negative and positive evidence.” Although an objective verification is difficult in determining the results from future operations, we believe that we considered both the potential reversal of deferred liabilities, as well as our continuing loss from operations in evaluating the worth of our deferred tax asset. This included the consideration of the likelihood of future losses on Gooseberry and our prior operating history in regards to this project.
3. As a result of our teleconference, my understanding of the information being requested became clearer and based upon a further detailed analysis of our federal and state income taxes we have determined that our 2004 federal and state returns were prepared in error by our outside accountants. This, in turn, overstated our tax loss for the year ended December 31, 2004. The net operating loss carryforward was overstated by approximately $1,450,000, or $520,000 of deferred tax asset. The amended federal tax return, for the year ended December 31, 2004 will have a net operating loss carry forward of approximately $4,686,550, or $1,690,000 of deferred tax asset, before a valuation allowance. Below is a draft of our

Securities and Exchange Commission
December 28, 2005

proposed disclosure for inclusion in our form 10-K for the year ended December 31, 2005, for your review. This is based upon an amendment of our prior footnote 12, as follows:
12. Income Taxes:
     The provisions for income tax benefit (expense) from operations consist of the following:

	For the years ended December 31,
	2005	2004	2003

Current	$	$(5,919)	$54,068

Deferred		(284,885)	(95,711)

	$	$(290,804)	$(41,643)

     The Company’s deferred tax asset (liability) consists of the following:

	December 31,
	2005	2004 *
Deferred tax asset:
Allowance for bad debt and other	$	$355,564
Inventory allowance		91,095
NOL carryforward		1,687,000
Less: NOL valuation allowance		(536,032)

		1,597,627
Deferred Tax liability:
Depreciation and other		(3,243,268)

Net deferred tax liability	$	$(1,645,641)

     * - As restated, to report net operating loss carryforward and valuation allowance at the gross amounts, which we previously reported at their net amounts.
     At December 31, 2005, the Company has available federal and state operating loss carryforwards of approximately $XX,XXX and $XX,XXX. At December 31, 2004, the Company had available federal and state operating loss carryforwards of approximately $4,686,550 and $3,550,000. The federal and state operating loss carryforwards will expire through the years 2024 and 2009, respectively and are disclosed by year in the tables below.
     Net operating loss carryforward expiration schedule as of December 31, 2005:

Federal		State
Tax Year	Operating Loss	Tax Year	Operating Loss
Expiring	Carryforward	Expiring	Carryforward
2024	$	2009	$
2023		2008
2022		2007
2021		2006

		2005

Total	$		$

Securities and Exchange Commission
December 28, 2005

     Net operating loss carryforward expiration schedule as of December 31, 2004:

Federal		State
Tax Year	Operating Loss	Tax Year	Operating Loss
Expiring	Carryforward	Expiring	Carryforward
2024	$1,924,750	2009	$410,000
2023	—	2008	1,016,000
2021	26,100	2007	9,000
2020	2,735,700	2006	1,185,000

		2005	930,000

Total	$4,686,550		$3,550,000

     For the years ended December 31, 2005, 2004 and 2003, the effective tax rate differs from the federal statutory rate primarily due to state income taxes and permanent differences, as follows:

	For the Years Ended December 31,
	2005	2004	2003
Statutory rate applied to income before income taxes	$	$303,000	$55,000

State taxes		18,000	5,000

Increase (decrease) in income taxes resulting from:
Valuation allowance		(34,000)	369,000
Non-Deductible items		12,000	12,000
Change in combined tax rate		(27,000)	—
True-up prior year filed tax returns		44,000	(9,000)
True-up deferred tax asset/ liabilities		(25,000)	(390,000)

	$	$291,000	$42,000

     Further we will provide the valuation allowance schedule pursuant to schedule II of Rule 5-04 of Regulation S-X with the next audited financial statement. We anticipate that schedule, in regards to the deferred tax asset valuation allowance and adjusted from the table included in the letter dated October 6, 2005, to appear as follows:
Schedule of Valuation and Qualifying Accounts

	Balance	Charged		Balance
	at beginning	to expense		at end
Description	of year	account	Deductions	of year

Year ended December 31, 2003
Deferred tax asset valuation allowance	$201,000	$369,000	$—	$570,000
Year ended December 31, 2004
Deferred tax asset valuation allowance	570,000		34,000	536,000
Year ended December 31, 2005
Deferred tax asset valuation allowance	$536,000	$—	$(xxx,xxx)	$xxx,xxx

Securities and Exchange Commission
December 28, 2005

4. Resolved
     We trust that the responses provided herein satisfactorily address your comments. We acknowledge that the company is: a) responsible for the adequacy and accuracy of the disclosures in our filings; b) that our responses to the Staff comments or changes in our disclosures do not foreclose the Commission from taking any action with respect to the filing, and; c) that the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
MEADOW VALLEY CORPORATION
/s/ Clint Tryon
Clint L. Tryon
Principal Accounting Officer